Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED
MARCH 31, 2018

May 10, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (this “MD&A”) provides a review of the results of operations, financial condition and cash flows for The Stars Group Inc. on a consolidated basis, for the three months ended March 31, 2018. References to “The Stars Group” or the “Corporation” in this MD&A refer to The Stars Group Inc. and it subsidiaries, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Corporation’s unaudited interim condensed consolidated financial statements and related notes for the three months ended March 31, 2018 (the “Q1 2018 Financial Statements”), the Corporation’s audited consolidated financial statements and related notes for the year ended December 31, 2017 (the “2017 Annual Financial Statements”) and Management’s Discussion and Analysis thereon (the “2017 Annual MD&A”), and the Corporation’s annual information form for the year ended December 31, 2017 (the “2017 Annual Information Form” and together with the 2017 Annual Financial Statements and 2017 Annual MD&A, the “2017 Annual Reports”). These documents and additional information regarding the business of the Corporation are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and the Corporation’s website at www.starsgroup.com.

For reporting purposes, the Corporation prepared the Q1 2018 Financial Statements in U.S. dollars and, unless otherwise indicated, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this MD&A was derived from the Q1 2018 Financial Statements. Unless otherwise indicated, all dollar (“$”) and “USD” amounts and references in this MD&A are in and to U.S. dollars, references to “EUR” or “€” are to European Euros, references to “GBP” or “£” are to British pound sterling and references to “CDN” or “CDN $” are to Canadian dollars. Unless otherwise indicated, all references to a specific “note” refer to the notes to the Q1 2018 Financial Statements.

As at March 31, 2018, the Corporation had two major lines of operations within its online gaming business, real-money online poker (“Poker”) and real-money online casino and sportsbook (“Casino & Sportsbook”). As it relates to these two product lines, online revenues include revenues generated through the Corporation’s online, mobile and desktop client platforms.

This MD&A references non-IFRS and non-U.S. generally accepted accounting principles (“GAAP”) financial measures, including those under the headings “Selected Financial Information” and “Key Metrics” below.  The Corporation believes these non-IFRS and non-U.S. GAAP financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions.  Although management believes these financial measures are important in evaluating the Corporation, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS or U.S. GAAP. They are not recognized measures under IFRS or U.S. GAAP and do not have standardized meanings prescribed by IFRS or U.S. GAAP. These measures may be different from non-IFRS and non-U.S. GAAP financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for period-over-period comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on the Corporation’s operating results.

For purposes of this MD&A, the term “gaming license” refers collectively to all the different licenses, consents, permits, authorizations, and other regulatory approvals that are necessary to be obtained in order for the recipient to lawfully conduct (or be associated with) gaming in a particular jurisdiction.

Unless otherwise stated, in preparing this MD&A the Corporation has considered information available to it up to May 10, 2018, the date the Corporation’s board of directors (the “Board”) approved this MD&A and the Q1 2018 Financial Statements.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A, the Q1 2018 Financial Statements and the 2017 Annual Reports contain certain information that may constitute forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its subsidiaries and their respective customers and industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

Specific factors and assumptions include, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors and Uncertainties” section of the 2017 Annual Information Form:  the heavily regulated industry in which the Corporation carries on its business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations, or potential prohibitions, with respect to interactive entertainment or online gaming or activities related to or necessary for the operation and offering of online gaming; potential changes to the gaming regulatory framework; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to offer, operate, and market its product offerings, including difficulties or delays in the same; impact of inability to complete future or announced acquisitions or to integrate businesses successfully; significant barriers to entry; competition and the competitive environment within the Corporation’s addressable markets and industries; ability to obtain additional financing on reasonable terms or at all; refinancing risks; the Corporation’s substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments; the Corporation’s secured credit facilities contain covenants and other restrictions that may limit the Corporation’s flexibility in operating its business; risks associated with advancements in technology, including artificial intelligence; ability to develop and enhance existing product offerings and new commercially viable product offerings; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added (“VAT”) and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in the Corporation’s product offerings; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce or that may otherwise impact the Corporation in the jurisdictions where it is currently doing business or intends to do business, particularly those related to online gaming or that could impact the ability to provide online product offerings, including, without limitation, as it relates to payment processing; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its product offerings; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and natural events. These factors are not intended to represent a complete list of the factors that could affect the Corporation; however, these factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” in the 2017 Annual Information Form, elsewhere in this MD&A and the 2017 Annual Reports and in other filings that The Stars Group has made and may make in the future with applicable securities authorities, should be considered carefully.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur.  The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this MD&A describe the Corporation’s expectations as of May 10, 2018 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

LIMITATIONS OF KEY METRICS AND OTHER DATA

The numbers for the Corporation’s key metrics, which include quarterly real-money active uniques (“QAUs”), quarterly net yield (“QNY”), and net deposits (“Net Deposits”), as well as certain other metrics, are calculated using internal company data based on the activity of customer accounts. While these numbers are based on what the Corporation believes to be reasonable judgments and estimates of its customer base for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its product offerings across its customer base. Such challenges and limitations may also affect the Corporation’s understanding of certain details of its business. In addition, the Corporation’s key metrics and related estimates may differ from estimates published by third parties or from similarly-titled metrics of its competitors due to differences in methodology and access to information. Moreover, QNY is a non-IFRS measure. For important information on the Corporation’s non-IFRS measures, see the information presented in italics under the heading “Management’s Discussion and Analysis” above and the information under “Key Metrics” and “Selected Financial Information—Other Financial Information” below. The Corporation continually seeks to improve its estimates of its active customer base and the level of customer activity, and such estimates may change due to improvements or changes in the Corporation’s methodology.

For example, the methodologies used to measure the Corporation’s customer metrics are based on significant internal judgments and estimates, and may be susceptible to algorithm, calculation or other technical errors, including, without limitation, how certain metrics may be defined (and the assumptions and considerations made and included in, or excluded from, such definitions) and how certain data may be, among other things, integrated, analyzed and reported after the Corporation completes an acquisition or strategic transaction. Moreover, the Corporation’s business intelligence tools may fail on a particular data backup or upload, which could lead to certain customer activity not being properly recorded or accurately included, in the calculation of a particular key metric, such as QAUs. In addition, as it relates to certain of the Corporation’s product offerings, customers are required to provide certain information when registering and establishing real-money accounts, which could lead to the creation of multiple accounts for the same customer (in nearly all instances such account creation would violate the Corporation’s applicable terms and conditions of use) and customers could take advantage of certain customer acquisition incentives to register and interact with the Corporation’s product offerings, but not actually deposit or transfer funds into their real-money accounts with the Corporation. Although the Corporation typically addresses and corrects any such failures, duplications and inaccuracies relatively quickly, its metrics are still susceptible to the same and its estimations of such metrics may be lower or higher than the actual numbers.

The Corporation regularly reviews its processes for calculating and defining these metrics, and from time to time it may discover inaccuracies in its metrics or make adjustments to improve their accuracy that may result in the recalculation or replacement of historical metrics or introduction of new metrics. These changes may also include adjustments to underlying data, such as changes to historical revenue amounts as a result of certain accounting reallocations made in later periods and adjustments to definitions in an effort to provide what management believes may be the most helpful and relevant data. The Corporation also continuously seeks to improve its ability to identify irregularities and inaccuracies (and suspend any customer accounts that violate its terms and conditions of use and limit or eliminate promotional incentives that are susceptible to abuse), and its key metrics or estimates of key metrics may change due to improvements or changes in its methodology. Additionally, all the Corporation’s metrics are subject to software bugs, inconsistencies in the Corporation’s systems and human error. Notwithstanding, the Corporation believes that any such irregularities, inaccuracies or adjustments are immaterial unless otherwise stated.

If the public or investors do not perceive the Corporation’s customer metrics to accurately represent its customer base or level of customer activity, or if it discovers material inaccuracies in its customer metrics, the Corporation may be subject to certain liability and its reputation may be harmed, which could negatively affect its business, results of operations and financial condition.

OVERVIEW AND OUTLOOK

Business Overview and Background

The Stars Group is a leading provider of technology-based product offerings in the global gaming and interactive entertainment industries. The Stars Group’s gaming business is its primary business and source of revenue and currently consists of the operations of Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, “Stars Interactive Group”), which it acquired in August 2014 (the “Stars Interactive Group Acquisition”), and CrownBet Holdings Pty Limited and its subsidiaries and affiliates (“CrownBet”), in which it acquired a majority equity interest in February 2018. In April 2018, The Stars Group acquired an additional interest in CrownBet and CrownBet acquired William Hill Australia Holdings Pty Ltd. (“William Hill Australia”), and the Corporation disclosed that it agreed to acquire Sky Betting & Gaming (“SBG”), one of the United Kingdom’s leading online sportsbooks and gaming providers, which it expects to close in the third quarter of 2018. See “Overview and Outlook – Recent Corporate Developments” for additional information.

Through Stars Interactive Group, which is based in the Isle of Man and operates globally, and CrownBet (including William Hill Australia), which operates and is based in Australia, The Stars Group owns and operates gaming and related interactive entertainment businesses, such as online (including desktop and mobile) real-money poker, casino and sports betting (also known as sportsbook) and play-money poker and casino. The Corporation offers these product offerings under several ultimately owned brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, and the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival, and PokerStars MEGASTACK live poker tour and event brands. These brands together have millions of registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group currently estimates that PokerStars holds a significant majority of the market share of real-money poker player liquidity, or the volume of real-money online poker players, in regions where it offers real-money online poker and is among the leaders in play-money online poker player liquidity. The Stars Group also estimates that its combined online casino, including PokerStars Casino, is currently among the world’s largest and fastest growing and currently has one of the largest active player bases among its competitors. The Stars Group also has an emerging sportsbook, BetStars, that is currently primarily focused on regulated jurisdictions within the European Union, a majority equity interest in CrownBet (including William Hill Australia), which currently operates in the regulated Australian online sports betting market, and has agreed to acquire SBG, which currently primarily operates in the regulated United Kingdom online gaming market.

In addition to pursuing growth opportunities in poker in existing and new markets, including through the innovation of new product features and enhancements, geographic expansion, improvements to the poker ecosystem (as discussed below), and increased marketing campaigns, The Stars Group believes there are potentially significant opportunities for growth in the online casino and sportsbook verticals. The Stars Group believes that such potential opportunities include the ability to leverage its brand and product recognition (particularly poker) to acquire new customers, including recreational customers, and capitalize on network effects and cross-selling these new verticals to its existing and new customer base. The Stars Group continues to improve its online casino and sportsbook product offerings, including through mobile applications and other enhancements, expanding its game and sports portfolios and geographic reach, and launching external marketing campaigns.  In addition to online casino and sportsbook, The Stars Group currently intends to expand upon and explore other growth opportunities, including, without limitation, expanding upon its current social gaming offering, and pursuing other interactive entertainment opportunities.

The Stars Group believes it has a premier, scalable platform that diversifies its product offerings both geographically and across verticals and as such, continuously works to enhance this proprietary platform. The Corporation has invested significantly in its technology infrastructure since inception to provide a positive, best-in-class experience for its customers, not only from a gameplay perspective, but most importantly, with respect to security and integrity across its product offerings. The Stars Group dedicates nearly all of its research and development investments to its online gaming business, which seeks to provide broad market applications for product offerings derived from its technology base, and expects to continue investing significantly in research and development in an effort to constantly improve customer experience and engagement. To support its strong reputation for security and integrity, The Stars Group employs what it believes to be industry‑leading practices and systems with respect to various aspects of its technology infrastructure, including, but not limited to, information and payment security, game integrity, customer fund protection, marketing and promotion, customer support, responsible gaming, and loyalty programs, rebates and rewards (i.e., incentives).

The Stars Group also monitors and assesses its product offerings, including through advanced business intelligence analytics regarding customer engagement and behavior, to continuously improve the experience for all of its customers and to ensure a safe, competitive and enjoyable environment. This includes implementing policies and controls over the use of abusive technological tools and software, assessing pricing and incentives, and introducing improvements to product ecosystems. In particular, The Stars Group has implemented, and continues to implement, policies and controls to significantly reduce or eliminate the use of certain sophisticated technology that may provide an artificial competitive advantage for certain customers over others. It has also made, and may continue to make, changes to its pricing and incentives to ensure that they align with the Corporation’s objectives to reward customers for loyalty and behavior that is positive to the overall customer experience and the particular product’s ecosystem. For example, since the beginning of 2016, The Stars Group has introduced certain improvements in the poker ecosystem to benefit and attract high-value, net-depositing customers (primarily recreational players) and reduce incentives for high-volume, net-withdrawing customers, and adjust the pricing on poker games and tournaments (also known as rake and tournament fees) on certain offerings (which resulted in an effective increase in pricing). Most recently, the Corporation launched the Stars Rewards program in July 2017, which is an integrated cross vertical loyalty program focused on improving customer engagement, retention and the player experience. The Stars Rewards program seeks to offer an exciting, personalized gaming experience that rewards players for their overall gameplay across poker, casino and sportsbook, in each case where available. Stars Rewards gives players randomized prizes based on a number of factors, including the time passed since the player made his or her first real-money deposit, volume of play, player impact on the overall ecosystem, such as whether the player is a net-withdrawing versus net-depositing player, and product and game selection.

The Stars Group anticipates that these and future planned improvements, despite an expected overall decrease in volume of gameplay and total deposit balances held by high-volume, net-withdrawing players, will create a more attractive environment and experience for recreational players, allowing them to play longer on its platforms and engage in its various product offerings. The Stars Group believes these initiatives have led and may continue to lead to an increase in Net Deposits. The Stars Group has been, among other things, reinvesting resulting savings and funds from the poker ecosystem improvements into marketing, increased incentives for certain customers, bonuses and promotions, new poker product offerings, research and development, and to help offset costs in the business, including certain taxes, gaming duties and other costs related to promoting the regulation of online gaming in various jurisdictions.

The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, including under third-party gaming licenses, its product offerings in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, which is currently its primary market, Australia, North America and elsewhere. In particular, as of the date hereof The Stars Group holds gaming licenses in 18 jurisdictions, and PokerStars, the world’s most licensed online gaming brand, holds gaming licenses in 17 of those jurisdictions.  The Stars Group intends to seek licensure with respect to more European Union member states if and when such member states introduce their own independent regulatory and licensing regimes compliant with European Union law. Outside of the European Union, The Stars Group anticipates there may be a potential for the regulation of online gaming, including online poker, casino and/or sports betting, including with respect to shared liquidity, and that this may result in potential licensing or partnerships with private operators in various jurisdictions. The Stars Group supports the regulation of online gaming, including licensing and taxation regimes and pooled poker liquidity, which it believes will promote sustainable online gaming markets that are beneficial for consumers, governments and the citizens of the regulating jurisdiction, operators and the gaming industry as a whole. The Stars Group expects to continue to invest substantial resources into these efforts, particularly in markets that management believes may in the future have the greatest impact on its business. The Stars Group strives to work with applicable governmental authorities to develop regulations that it expects would protect consumers, encourage responsible gaming, ensure efficient taxation and promote regulated gameplay. The Stars Group also strives to be among the first licensed operators to obtain gaming licenses, participate in shared liquidity pools and provide online gaming to customers in newly-regulated jurisdictions, in each case to the extent it would be in furtherance of The Stars Group’s business goals and strategy and in compliance with its policies and procedures. See also “Regulatory Environment” in the 2017 Annual Information Form.

Notwithstanding, the online gaming industry is heavily regulated and failure by The Stars Group to obtain or maintain applicable licensure or approvals, participate in shared liquidity pools or otherwise comply with applicable requirements, restrictions and prohibitions, could, among other things, be disruptive to its business and adversely affect its operations.  The Stars Group may also be unable to capitalize on the expansion of online gaming or other trends and changes in the online gaming industry, in part due to laws and regulations governing this industry.  For example, new gaming or gaming-related laws or regulations, changes in existing gaming or gaming-related laws or regulations, new interpretations of such laws or regulations or changes in the manner in which such laws and regulations are enforced, may materially hinder or prevent The Stars Group from continuing to operate in those jurisdictions where it currently conducts business or where its customers are located, which would harm its operating results and financial condition. For additional risks and uncertainties related to regulation, see “Risk Factors and Uncertainties—Risks Related to Regulation” in the 2017 Annual Information Form.

For additional information about The Stars Group, see the disclosure and discussion elsewhere in this MD&A and the 2017 Annual Reports. For additional risks and uncertainties relating to, among other things, The Stars Group, its business, its customers, its regulatory and tax environment and the industries and geographies in which it operates or where its customers are located, see “Risk Factors and Uncertainties” below and in the 2017 Annual Information Form, as well as the risks and uncertainties contained elsewhere herein, the 2017 Annual Reports and in other filings that The Stars Group has made and may make in the future with applicable securities authorities.

Recent Corporate Developments

Below is a general summary of certain recent corporate developments from the first quarter of 2018 through the date hereof. For additional corporate developments and highlights, see the 2017 Annual Reports and “Further Information” below.

Nominee Agreement and Appointment of Board Observer

As previously disclosed, in January 2018 The Stars Group entered into an agreement with Mr. Tang Hao and his affiliated entity Discovery Key Investments Limited, which based on publicly available information collectively hold approximately 17.4% of the outstanding common shares of The Stars Group (“Common Shares”). In connection with that agreement, Mr. Melvin Zhang was appointed as an observer to the Board as a nominee of Mr. Tang. Mr. Zhang will serve as an observer until such time as he and Mr. Tang have received certain licenses and approvals from certain of The Stars Group’s gaming regulatory authorities, at which point Mr. Zhang will serve on the Board as a director.  Also pursuant to the agreement, Mr. Tang is subject to certain restrictions on director nominations and share ownership, including certain standstill restrictions with respect to acquiring greater than 20% of the outstanding Common Shares. For additional information, see the 2017 Annual Information Form under the heading “Directors and Officers—Appointment of Observer to the Board”.

CrownBet and William Hill Australia

As previously disclosed on February 27, 2018, a subsidiary of the Corporation acquired a 62% equity interest in CrownBet from Crown Resorts Limited. On March 6, 2018, the Corporation also entered into agreements to increase its equity interest in CrownBet from 62% to 80% and for CrownBet to acquire William Hill Australia, an Australian-based online sportsbook. On April 24, 2018, the Corporation and CrownBet completed these transactions. The aggregate purchase price for these transactions was $435 million (inclusive of $117.7 million to acquire the 62% equity interest in CrownBet), which was paid in a combination of cash and the issuance of approximately 3.1 million newly-issued Common Shares. As part of the purchase of the additional 18% equity interest in CrownBet, the management team of CrownBet is entitled to an additional payment of up to $182 million in 2020 subject to certain performance conditions and payable in cash, additional Common Shares or a combination thereof, at the Corporation’s discretion. To finance the cash portion of the purchase price for the transactions, the Corporation completed the amendment, extension and upsizing of its First Lien Term Loans (as defined below) on April 6, 2018.

Mr. Matthew Tripp, CrownBet’s Chief Executive Officer, will remain in his position and continue to operate the combined business in Australia. Under the transaction agreements, The Stars Group is entitled to appoint a majority of the directors on the board of directors of CrownBet.

Amendment and Extension of First Lien Term Loans and Credit Facility

As previously disclosed, on April 6, 2018, the Corporation successfully increased, repriced and extended its First Lien Term Loans and Credit Facility (as defined below), amended and restated the applicable credit agreement, and fully repaid the remaining $95 million outstanding on its USD Second Lien Term Loan (as defined below) (collectively, the “2018 Amend and Extend”). For additional information, see “Liquidity and Capital Resources” below.

Agreement to Acquire SBG

As previously disclosed, on April 21, 2018, the Corporation agreed to acquire SBG, one of the United Kingdom’s leading online sportsbooks and gaming providers. The aggregate purchase price was $4.7 billion, of which $3.6 billion will be payable in cash and the remainder will be payable through the issuance of approximately 37.9 million newly-issued Common Shares.

The Corporation believes that this acquisition will provide it with certain operational and financial benefits, including: (i) greater revenue diversification and significantly enhanced exposure to sports betting, as the majority of SBG’s revenues are generated by sports betting; (ii) an increased presence in regulated markets, particularly within the United Kingdom, which is currently the world’s largest regulated online gaming market; (iii) the development of sports betting as a second low-cost customer acquisition channel, complementing The Stars Group’s core poker business and enabling more effective cross-selling to players across multiple verticals; (iv) improved products and technology as a result of the addition of SBG’s innovative casino and sports book offerings and portfolio of popular mobile apps; and (v) certain identified cost synergies. SBG’s unaudited annual revenue was £624 million in the 12-month period ended December 31, 2017.

Completion of the transaction is conditional upon obtaining customary approvals from the Toronto Stock Exchange, Nasdaq, and certain gaming and other regulatory authorities, in addition to the completion of other customary closing conditions. Approval of the transaction by The Stars Group’s shareholders will not be a requirement or condition to close. To finance the cash portion of the purchase price for the transaction, the Corporation obtained fully committed debt financing of $6.9 billion, including $5.1 billion of first lien term loans, $1.4 billion of senior unsecured notes and a $400 million revolving credit facility. The funded proceeds of $6.5 billion will be used for the cash portion of the transaction consideration, refinancing the Corporation’s existing First Lien Term Loans and repaying SBG’s outstanding debt.

KEY METRICS

The Corporation reviews a number of metrics, including those key metrics set forth below, to evaluate its business, measure performance, identify trends, formulate business plans and make strategic decisions. Although management may have provided other key metrics in the past, it continues to review and assess the importance, completeness and accuracy of such metrics as it relates to its evaluation of the Corporation’s business, performance and trends affecting the same. This includes, without limitation, customer engagement, gameplay, depositing activity and various other customer trends, particularly following the introduction of certain previously announced improvements in the poker ecosystem to benefit and attract recreational customers and reduce incentives for high-volume, net-withdrawing customers, the introduction of certain customer acquisition initiatives, and the Corporation’s expansion in real-money online casino and sportsbook, including through acquisitions and strategic transactions. As such, management may determine that particular metrics that may have been presented in the past may no longer be helpful or relevant to understanding the Corporation’s current and future business, performance or trends affecting the same. As a result, such historic metrics may be replaced, redefined or clarified, or new or alternative metrics may be introduced. For each applicable period, management intends to provide key metrics that it believes may be the most helpful and relevant to obtain a complete and accurate understanding of the Corporation’s business, performance and trends affecting the same, in each case taking into account, among other things, the development of its product offerings, loyalty programs, customer acquisition efforts, expansion in new markets and verticals, and acquisitions and strategic transactions, if any. For additional information on how the Corporation calculates its key metrics and factors that can affect such metrics, see “Limitations of Key Metrics and Other Data” above.

With respect to QAUs and QNY, the Corporation provides applicable trend information for each quarterly period since the first quarter of 2015, and with respect to Net Deposits, it provides applicable trend information for each quarterly period since the first quarter of 2016. The Corporation believes that readers should consider QAUs, QNY and Net Deposits together as customer growth and monetization trends reflected in such metrics are key factors that affect the Corporation’s revenues.

To ensure consistency in the Corporation’s key metrics for the three months ended March 31, 2018 presented in this MD&A, the Corporation has excluded all QAUs and Net Deposits related to CrownBet, and has excluded CrownBet revenues from QNY. The Corporation will continue to review and analyze applicable data and information available to it and will consider including key metrics from CrownBet in its own key metrics, including QAUs, QNY and Net Deposits, once it has had sufficient time to evaluate, confirm and record the same.

Quarterly Real-Money Active Uniques (QAUs)

The Corporation defines QAUs as active unique customers (online, mobile and desktop client) who (i) made a deposit or transferred funds into their real-money account with the Corporation at any time, and (ii) generated real-money rake or placed a real-money bet or wager on or through one of the Corporation’s real-money online poker, casino or sportsbook offerings during the applicable quarterly period. The Corporation defines unique as a customer who played at least once on one of its real-money offerings during the period, and excludes duplicate counting, even if that customer is active across multiple verticals (poker, casino and/or sportsbook).  The definition of QAUs excludes customer activity from certain low-stakes, non-raked real-money poker games, but includes real-money activity by customers using funds (cash and cash equivalents) deposited by the Corporation into such customers’ previously funded accounts as promotions to increase their lifetime value.  QAUs are a measure of the player liquidity on the Corporation’s real-money poker product offerings and level of gameplay on all its real-money product offerings, collectively. Trends in QAUs affect revenue and financial results by influencing the volume of gameplay, the Corporation’s product offerings, and its expenses and capital expenditures. QAUs are disclosed below on a combined basis for the Corporation’s real-money online gaming brands.

During the three months ended March 31, 2018, the Corporation had 2.24 million combined QAUs, which represents a decrease of 4.6% over the prior year period. The Corporation believes that the decrease when compared to the first quarter of 2017 was primarily the result of (i) the Corporation’s strategy of focusing on positive return customer relationship management (“CRM”) initiatives to attract high-value, net-depositing customers (primarily recreational players) which has resulted, and may continue to result, in a decrease in certain lower value customers, (ii) the cessation of online poker operations in Australia and Colombia, and (iii) a normalization in Portugal as compared to the prior year following the relaunch of real money online poker and casino in that jurisdiction. Notwithstanding, the Corporation’s QAUs were positively impacted by the growth and expansion of the Corporation’s real-money online sportsbook product offering.  Historically, QAUs have generally been higher in the first and fourth fiscal quarters. For a description of seasonal trends and other factors, see “Summary of Quarterly Results” below.

The Corporation has faced and may continue to face challenges in increasing the size of its active customer base due to, among other things, competition from alternative products and services, high-volume, net-withdrawing customers who detract from the overall poker ecosystem and discourage recreational customers, the use of certain sophisticated technology that may provide an artificial competitive advantage for certain customers over others, and past and potential future weakness in global currencies against the U.S. dollar, which decreases the purchasing power of the Corporation’s global customer base as the U.S. dollar is the primary currency of gameplay on the Corporation’s product offerings. Notwithstanding, the Corporation intends to grow its customer base, reactivate dormant users and retain existing customers by, among other things, continuing to introduce improvements in the poker ecosystem to benefit recreational players, expanding the product depth of its casino offering, improving the user interface and user experience of its sportsbook, investing in CRM initiatives, demonstrating the superiority of its product offerings, improving the effectiveness of its marketing and promotional efforts, expanding the availability of its offerings geographically, including through acquisitions and strategic transactions, and continuing to introduce new and innovative product offerings, features and enhancements. See also the 2017 Annual Information Form, including under the headings “Business of the Corporation—Online Poker”, “—Online Casino and Sportsbook” and “—Business Strategy of the Corporation”. To the extent the growth of or growth rate in the Corporation’s customer base declines, the Corporation’s revenue growth will become increasingly dependent on its ability to increase levels of customer monetization.

Quarterly Net Yield (QNY)

The Corporation defines QNY as combined real-money online gaming and related revenue (excluding certain other revenues, such as revenues that are included in Other Gaming revenues) for its two product lines (i.e., Poker and Casino & Sportsbook) as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period. QNY is a non-IFRS measure.  For a reconciliation of the numerator of QNY to the nearest IFRS measure, see below. For other important information on the Corporation’s non-IFRS measures, see the information presented in italics under the heading “Management’s Discussion and Analysis” above and the information under “Selected Financial Information—Other Financial Information” below. The Corporation also provides QNY on a constant currency basis. For information on the Corporation’s constant currency revenues, see “Discussion of Operations—Foreign Exchange Impact on Revenue” for the three months ended March 31, 2018.  Trends in QNY are a measure of growth as the Corporation continues to expand its core real-money online poker offerings and real-money online casino and sportsbook offerings. In addition, the trends in the Corporation’s ability to generate revenue on a per customer basis across its real-money online gaming offerings are reflected in QNY and are key factors that affect the Corporation’s revenue.

During the three months ended March 31, 2018, the Corporation’s QNY was $165, which represents an increase of 26.7% from the prior year period. The growth in QNY was primarily the result of (i) the implementation of the Stars Rewards loyalty program and continued focus on high-value, net-depositing customers (primarily recreational players), (ii) positive impacts of foreign exchange fluctuations, (iii) the Corporation’s strategy of focusing on positive return CRM initiatives to attract such customers which has resulted, and may continue to result, in a decrease in certain lower value customers, (iv) the introduction of shared poker liquidity in France and Spain, and (v) continued development of the casino and sportsbook product offerings, including through additional third-party slots under the PokerStars Casino brand and improvement of the user experience and user interface under the BetStars brand. During the three months ended March 31, 2018, the Corporation’s constant currency QNY was $155, which represents an increase of 18.7% from the prior year period.  The growth in constant currency QNY was driven primarily by the same factors mentioned above.

There are many variables that impact the monetization of the Corporation’s product offerings through QNY, including the rake and fees charged in real-money online poker, the amounts wagered and gross win margins (i.e., the percentage of wagers retained by the Corporation) in real-money online casino and sportsbook, the amount of time customers play on its product offerings, offsets to gross gaming revenue for loyalty program rebates, rewards, bonuses, and promotions, VAT in certain jurisdictions, and the amount the Corporation spends on advertising and other expenses. The Corporation currently intends to increase QNY in future periods by, among other things, (i) continuing to introduce new and innovative product offerings and other initiatives to enhance and optimize the customer experience and increase customer engagement, including through CRM initiatives to attract and retain high-value customers (primarily recreational players), (ii) capitalizing on its existing online poker platforms and offerings, which provides customers with the highest level of player liquidity globally, (iii) cross-selling its online poker, casino and sportsbook offerings to both existing and new customers, and (iv) continuing to expand and improve its online casino and sportsbook offerings, including through the addition of new product offerings and new geographies, and through acquisitions and strategic transactions.  See also the 2017 Annual Information Form, including under the headings “Business of the Corporation—Online Poker”, “—Online Casino and Sportsbook” and “—Business Strategy of the Corporation”.

The tables below present reconciliations of the numerator of QNY (i.e., Poker and Casino & Sportsbook revenues) to the nearest IFRS measure (i.e., revenue) as reported for the applicable period. Unless otherwise noted, any deviation in the reconciliations below to measures presented herein may be the result of immaterial adjustments made in later periods due to certain accounting reallocations.

	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,
$000's	2015	2015	2015	2016	2016	2016
Revenue	259,500	247,327	293,201	288,518	285,762	270,681
Corporate	(392)	(225)	(471)	(59)	(46)	—
Other Gaming Revenue	(11,562)	(9,729)	(13,419)	(11,971)	(10,479)	(9,632)
Poker and Casino & Sportsbook (excluding CrownBet revenue)	247,546	237,373	279,311	276,488	275,237	261,049

	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
$000's	2016	2017	2017	2017	2017	2018
Revenue	310,286	317,320	305,305	329,443	360,247	392,891
Corporate	(3)	(22)	(92)	(213)	(358)	(294)
Other Gaming Revenue	(12,884)	(11,854)	(12,762)	(12,675)	(13,031)	(12,209)
Poker and Casino & Sportsbook (including CrownBet revenue)	297,399	305,444	292,451	316,555	346,858	380,388
CrownBet revenue	—	—	—	—	—	11,124
Poker and Casino & Sportsbook (excluding CrownBet revenue)	297,399	305,444	292,451	316,555	346,858	369,264

Net Deposits

The Corporation defines Net Deposits as the aggregate of gross deposits or transfer of funds made by customers into their real-money online accounts less withdrawals or transfer of funds by such customers from such accounts, in each case during the applicable quarterly period. Gross deposits exclude (i) any deposits, transfers or other payments made by such customers into the Corporation’s play-money and social gaming offerings, and (ii) any real-money funds (cash and cash equivalents) deposited by the Corporation into such customers’ previously funded accounts as promotions to increase their lifetime value.  Net Deposits are closely correlated to the Corporation’s reported net gaming revenue. Some or all of such deposits eventually become revenue if and when the deposits enter the online poker, casino or sportsbook ecosystems through applicable rake, tournament fees or wagering. Trends in Net Deposits are used by management to gauge expected revenue performance across the Corporation’s current online real-money gaming offerings (i.e., poker, casino, sportsbook) and are considered by management when making decisions with respect to changes to any such offering, including but not limited to, the recent and continuing changes to the Corporation’s online poker ecosystem to benefit and attract high-value, net-depositing customers (primarily recreational players). Net Deposits are not, and should not be considered, representative of revenue bookings or deferred revenues.

During the three months ended March 31, 2018, Net Deposits were $353.4 million, which represents an increase of 25.9% over the prior year period. The increase in Net Deposits was due to growth, in absolute terms, of gross deposits, or transfers of funds made by customers into their real-money online accounts, surpassing growth in withdrawals, or transfers of funds by such customers from such accounts. The Corporation believes that the increase was primarily driven by the implementation of the Stars Rewards loyalty program and continued focus on high-value customers (primarily recreational players), positive impacts from foreign exchange fluctuations, continued development of the casino and sportsbook product offerings, including through additional third-party slots under the PokerStars Casino brand and improvement of the user experience and user interface under the BetStars brand.

As with QAUs and QNY, there are many variables that impact Net Deposits, most of which are substantially similar to those noted above impacting the monetization of the Corporation’s product offerings as evidenced through QNY. In addition, there are certain factors that have impacted, and may in the future impact, Net Deposits that are not indicative of the performance or underlying health of the Corporation’s business. For example, as it relates to online poker and following the implementation of certain previously disclosed changes to the poker ecosystem, the movement in customer real-money account balances (i.e., customer deposits on the consolidated statements of financial position) by high-volume, net-withdrawing customers (primarily professional or highly experienced players) has reduced, and may continue to reduce, Net Deposits as a result of increased withdrawals by such customers, but the Corporation believes that such movements will ultimately create a more attractive environment and experience for recreational players, allowing them to play longer on its platforms and engage in its various product offerings, which in turn may lead to increased Net Deposits. The Corporation believes that the funds in the accounts of the high-volume, net-withdrawing customers are generally not additive to the overall poker ecosystem or to the Corporation’s revenues as such customers generally use only a small portion of them to bet or wager. In the first and second quarters of 2016, following the initial implementation of such changes to the poker ecosystem, including changes to its then-effective VIP program, the Corporation experienced significant movements in customer real-money account balances resulting from increased withdrawals by high-volume, net-withdrawing customers. As the Corporation continues to make adjustments and improvements to its product offerings, it expects that such customers may continue to withdraw at greater rates and amounts immediately following such adjustments and improvements, which would impact Net Deposits accordingly.

For other factors that may cause Net Deposits to fluctuate, see “Overview and Outlook” above, “Summary of Quarterly Results”, “Liquidity and Capital Resources—Market Risk” and “Risk Factors and Uncertainties” below, and the 2017 Annual Information Form, including, without limitation, under the headings “Risk Factors and Uncertainties” and “Business of the Corporation—Seasonality and Other Factors Impacting the Business” therein.

SELECTED FINANCIAL INFORMATION

Selected Financial Information

Selected financial information of the Corporation for the three months ended March 31, 2018 and 2017, and for the year ended December 31, 2017 is set forth below.

	Three Months Ended March 31,		For the year ended December 31,
$000's, except per share amounts	2018	2017	2017
Revenue	392,891	317,320	1,312,315
Net Earnings	74,361	65,753	259,285
Basic Net Earnings Per Common Share	$0.51	$0.45	$1.77
Diluted Net Earnings Per Common Share	$0.36	$0.33	$1.27
Total Assets (as at)	5,563,806	5,388,982	5,415,126
Total Long-Term Liabilities (as at)	2,501,842	2,467,487	2,509,221

Revenue increased in the three months ended March 31, 2018 as compared to the respective prior year period primarily as a result of the growth of the Corporation’s online poker, casino and sportsbook product offerings. For additional variance analysis on Poker revenues and Casino & Sportsbook revenues, see “Discussion of Operations” below. For revenue calculated on a constant currency basis, see “Foreign Exchange Impact on Revenue” below for the three months ended March 31, 2018.

Net earnings increased for the three months ended March 31, 2018 as compared to the prior year period, primarily due to the increases in revenues and expenses, and the inclusion of the results of CrownBet, in each case as described below under “Discussion of Operations”.  Net earnings for the period include the results attributable to the non-controlling interests in subsidiaries not wholly owned by the Corporation, whereas Basic Net Earnings Per Common Share and Diluted Net Earnings Per Common Share exclude the revenues attributable to the non-controlling interests. For purposes of the foregoing, non-controlling interests specifically includes the 38% equity interests in CrownBet not owned by the Corporation as at March 31, 2018.

The increase in the Corporation’s asset base from December 31, 2017 to March 31, 2018 was primarily driven by the acquisition of a 62% equity interest in CrownBet and the inclusion of its assets, as well as the recognition of intangible assets and goodwill on acquisition related to the same.  The increase in outstanding long-term liabilities from December 31, 2017 was primarily the result of a decrease in the fair value of the Swap Agreements (as defined below) causing such fair value to move further into a liability position.

Other Financial Information

To supplement its Q1 2018 Financial Statements presented in accordance with IFRS, the Corporation considers certain financial measures that are not prepared in accordance with IFRS, including those set forth below and QNY set forth above under “Key Metrics”. The Corporation uses such non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. The Corporation believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures or, in the case of Adjusted Cash Flow from Operations, by cash that is not available for financial or operational use. The Corporation also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents.  See also the information presented in italics under the heading “Management’s Discussion and Analysis” above and the information under “Limitations of Key Metrics and Other Data” and “Key Metrics” above.

	Three Months Ended March 31,
$000's, except per share amounts	2018	2017
Revenue	392,891	317,320
Adjusted EBITDA	175,022	151,001
Adjusted Cash Flow from Operations	132,258	111,776
Adjusted Net Earnings	139,207	113,367
Adjusted Net Earnings per Diluted Share	$0.66	$0.56

Adjusted EBITDA, Adjusted Cash Flow from Operations, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share

The Corporation currently considers the following non-IFRS measures:

•

Adjusted EBITDA, which the Corporation defines as net earnings before financial expenses, income taxes expense (recovery), depreciation and amortization, stock-based compensation, restructuring and certain other items as set out in the table below.

•	Adjusted Cash Flow from Operations as defined by the Corporation means net cash inflows from operating activities after adding back customer deposit liability movements.
•

Adjusted Net Earnings, which the Corporation defines as net earnings before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, deferred income taxes, stock-based compensation, restructuring, foreign exchange and certain other items as set out in the table below.

•

Adjusted Net Earnings per Diluted Share, as defined by the Corporation means Adjusted Net Earnings divided by Diluted Shares. Diluted Shares means the weighted average number of Common Shares on a fully diluted basis, including options, other equity-based awards, warrants and the Corporation’s convertible preferred shares (“Preferred Shares”). The effects of anti-dilutive potential Common Shares are ignored in calculating Diluted Shares. See note 7 in the Q1 2018 Financial Statements.  For the three months ended March 31, 2018 and 2017, Diluted Shares equaled 209,495,673 and 200,656,549, respectively.

The table below presents a reconciliation of Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share, each to the nearest IFRS measure:

	Three Months Ended March 31,
$000's, except per share amounts	2018	2017
Net earnings	74,361	65,753
Financial expenses	45,015	40,589
Income taxes expense	1,155	2,688
Depreciation of property and equipment	2,744	2,161
Amortization of intangible and deferred development costs	36,514	33,574
EBITDA	159,789	144,765
Stock-based compensation	2,383	2,164
Termination of employment agreements	672	2,126
Termination of affiliate agreements	—	407
Loss on disposal of assets	—	59
Gain from investments	(1,023)	(435)
Acquisition-related costs	7,739	—
Impairment of (reversal of impairment of) intangible assets and assets held for sale	115	(6,684)
Other costs (see table below)	5,347	8,599
Adjusted EBITDA	175,022	151,001
Current income tax expense	(2,420)	(3,322)
Depreciation and amortization (excluding amortization of purchase price allocation intangibles)	(7,096)	(4,660)
Interest †	(26,299)	(29,652)
Adjusted Net Earnings	139,207	113,367
Diluted Shares	209,495,673	200,656,549
Adjusted Net Earnings per Diluted Share	0.66	0.56

† Excluding interest accretion and non-refundable late payment fees related to the unpaid balance of the deferred purchase price for the Stars Interactive Group Acquisition.

There are a number of limitations related to the use of these measures rather than net earnings, which is the nearest IFRS equivalent of these financial measures. Some of these limitations are:

•	these non-IFRS financial measures exclude the applicable items listed in the reconciliation table above and other costs as set forth in the table below; and
•

the expenses that the Corporation excludes in its calculation of these non-IFRS financial measures may differ from the expenses, if any, that its peer companies may exclude from similarly-titled non-IFRS measures when they report their results of operations. In addition, although certain excluded expenses may have been incurred in the past or may be expected to recur in the future, management believes it is appropriate to exclude such expenses at this time as it does not consider them as on-going core operating expenses as it relates specifically to the Corporation as compared to its peer companies. For example, the Corporation currently excludes certain lobbying and legal expenses in jurisdictions where it is actively seeking licensure or similar approval, not for such expenses in jurisdictions where it (or any of its subsidiaries) currently operates, has customers, or holds a license or similar approval. Management believes that the Corporation’s incremental cost of these lobbying and legal expenses in such jurisdictions is generally higher than its peers given liabilities and related issues primarily stemming from periods prior to the Stars Interactive Group Acquisition or from matters not directly involving the Corporation or its current business. Moreover, certain exclusions, such as retention bonuses and office restructuring and legacy business unit shutdown costs, primarily relate to the Corporation’s transformation following the Stars Interactive Group Acquisition and management believes such expenses are more similar to acquisition-related costs than to on-going core operating expenses. Over time, as management continues assessing its operations and calculating applicable non-IFRS measures, it believes that, subject to, among other things, unanticipated events or impacts of anticipated events, it should have fewer adjustments or the amounts of such adjustments should decrease over time with the exception of acquisition-related costs, which may be incurred from time to time based on the Corporation’s strategic initiatives.

The table below presents certain items comprising “Other costs” in the reconciliation table above:

	Three Months Ended March 31,
	2018	2017
	$000's	$000's
Non-U.S. lobbying and legal expenses	1,138	741
U.S. lobbying and legal expenses	1,855	3,978
Strategic review professional fees	—	125
Retention bonuses	117	615
Non-recurring professional fees	451	662
AMF and other investigation professional fees (net of insurance proceeds)	1,784	2,390
Office restructuring and legacy business unit shutdown costs	2	88
Other costs	5,347	8,599

The table below presents a reconciliation of Adjusted Cash Flow from Operations to net cash inflows from operating activities, which is the nearest IFRS measure:

	Three Months Ended March 31,
	2018	2017
	$000's	$000's
Net cash inflows from operating activities	132,069	95,547
Customer deposit liability movement	189	16,229
Adjusted Cash Flow from Operations	132,258	111,776

The Corporation believes that removing movements in customer deposit liabilities provides a more meaningful understanding of its cash flow from operations as customer deposits are not available funds for the Corporation to use for financial or operational purposes.

DISCUSSION OF OPERATIONS

Comparison of the Three Months Ended March 31, 2018 and 2017

	Three Months Ended March 31,
$000's except percentage amounts	2018	2017	Variance	% Change
Revenue	392,891	317,320	75,571	23.8%
Selling	61,297	43,051	18,246	42.4%
General and administrative	161,395	131,141	30,254	23.1%
Financial	45,015	40,589	4,426	10.9%
Gaming duty	42,952	34,533	8,419	24.4%
Acquisition-related costs	7,739	—	7,739	100.0%
Gain from investments	1,023	435	588	135.1%
Income taxes	1,155	2,688	(1,533)	(57.0%)

Revenue

The revenue increase for the three months ended March 31, 2018 as compared to the prior year period was primarily attributable to (i) the implementation of the Stars Rewards loyalty program, (ii) the continued development of the Corporation’s casino product offerings, including through additional third-party slots under the PokerStars Casino brand, (iii) the introduction of shared poker liquidity in France and Spain, (iv) the addition of revenue related to the acquisition of a majority equity interest in CrownBet, and (v) user experience and user interface improvements to the Corporation’s sportsbook product and a year-over-year increase in gross win margin. As it relates to currency fluctuations during the quarter, the general weakening of the U.S. dollar relative to certain foreign currencies had a positive impact on the Corporation’s revenue as compared to the prior year period. See also “Foreign Exchange Impact on Revenue” below.

Revenue by Product Line and Geographic Region

	Three Months Ended March 31, 2018
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	93,513	6,329	—	99,842	—	99,842
Malta	57,740	74,639	1	132,380	—	132,380
Italy	23,278	18,209	139	41,626	—	41,626
United Kingdom	15,734	4,355	61	20,150	—	20,150
Spain	20,310	11,145	173	31,628	—	31,628
France	12,844	3,939	118	16,901	—	16,901
Other licensed or approved jurisdictions	22,449	15,904	11,717	50,070	294	50,364
	245,868	134,520	12,209	392,597	294	392,891

	Three Months Ended March 31, 2017
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	87,645	10,258	—	97,903	—	97,903
Malta	52,171	49,241	—	101,412	—	101,412
Italy	21,735	10,882	157	32,774	—	32,774
United Kingdom	12,974	2,698	70	15,742	—	15,742
Spain	11,269	7,468	177	18,914	—	18,914
France	12,400	1,611	136	14,147	—	14,147
Other licensed or approved jurisdictions	20,470	4,622	11,314	36,406	22	36,428
	218,664	86,780	11,854	317,298	22	317,320

The majority of the Corporation’s revenues are generated through Poker, followed by Casino & Sportsbook.  Other offerings, including social and play-money gaming, live poker events, branded poker rooms and other sources of revenue primarily related to gaming are aggregated into Other Gaming revenues. Corporate revenues include certain other nominal sources of revenue. These revenues together comprise one segment as individually they do not meet any of the quantitative thresholds or disclosure requirements described in IFRS 8, Operating segments.

Poker Revenue

Poker revenue for the three months ended March 31, 2018 was $245.9 million as compared to $218.7 million for the prior year period, which represents an increase of 12.4% year-over-year. The increase in Poker revenue was primarily the result of (i) positive impacts of foreign exchange fluctuations, (ii) the implementation of the Stars Rewards loyalty program, and (iii) the introduction of shared poker liquidity in France and Spain. Notwithstanding, Poker revenues were negatively impacted by, among other things (i) certain customers playing, either entirely or partially in place of poker, the Corporation’s real-money online casino offerings, (ii) the cessation of online poker operations in Australia and Colombia, and (iii) a normalization in Portugal as compared to the prior year following the relaunch of real-money online poker and casino in that jurisdiction. For information on the impact of fluctuations in foreign exchange rates, see “Foreign Exchange Impact on Revenue” below.

Casino & Sportsbook Revenue

Casino & Sportsbook revenue for the three months ended March 31, 2018 was $134.5 million as compared to $86.8 million for the prior year period, which represents an increase of 55.0% year-over-year. During the three months ended March 31, 2018, 20.7% of the Casino & Sportsbook revenues related to Sportsbook revenues. The increase in Casino & Sportsbook revenue was primarily the result of (i) positive impacts of foreign exchange fluctuations, (ii) the inclusion of $11.1 million of revenues from CrownBet in Sportsbook revenues, (iii) the continued development of the Corporation’s casino product offerings, including through additional third-party slots under the PokerStars Casino brand, and (iv) user experience and user interface improvements to the Corporation’s sportsbook product and a year-over-year increase in gross win margin. For information on the impact of fluctuations in foreign exchange rates, see “Foreign Exchange Impact on Revenue” below.

Revenue by Geographic Region

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third-party licenses or approvals, its online product offerings. The revenue tables above set out the proportion of revenue attributable to each gaming license or approval (as opposed to the jurisdiction where the customer was located) that either generated a minimum of 5% of total consolidated revenue for the three months ended March 31, 2018 or 2017 or that the Corporation otherwise deems relevant based on its historical reporting of the same or otherwise.

With respect to Canada, the jurisdiction where its registered office is located, and based solely on calculations derived from internal records, the Corporation estimates that revenue derived from customers in Canada, which currently relates only to peer-to-peer Poker, would represent less than 5% of its total consolidated revenue for the three months ended March 31, 2018 and 2017. These estimations are neither itemized nor otherwise separated from the revenues the Corporation reports under IFRS or otherwise, and as such, they cannot be reconciled to a reported IFRS measure.

Poker

Poker revenue increased in all geographic regions for the three months ended March 31, 2018 as compared to the prior year period. The increases were generally the result of the same factors noted above under “Poker Revenue” for the same period.

Casino & Sportsbook

Casino & Sportsbook revenue increased in each geographic region, except the Isle of Man, for the three months ended March 31, 2018 as compared to the prior year period. The increases were generally the result of the same factors noted above under “Casino & Sportsbook Revenue” for the same period. The increase in Malta was also the result of the Corporation offering certain online casino and live dealer games under its Malta license to players in jurisdictions otherwise served through the Isle of Man and the United Kingdom licenses. The decrease in the Isle of Man was the result of the use of the Corporation’s Malta license for certain offerings as noted above.  In addition, the increase in other licensed or approved jurisdictions was primarily the result of the addition of revenue related to the acquisition of a majority equity interest in CrownBet.

Other Gaming

Other Gaming revenue was relatively flat as a proportion of revenue during the three months ended March 31, 2018 as compared to the prior year period.

Foreign Exchange Impact on Revenue

The general weakening of the U.S. dollar, which is the primary currency of gameplay on the Corporation’s product offerings, relative to certain foreign currencies (particularly the Euro, which is the primary depositing currency of the Corporation’s customers) during the three months ended March 31, 2018 as compared to the prior year period had a positive impact on the Corporation’s Poker, and Casino & Sportsbook revenue. During the three months ended March 31, 2018, the Corporation estimates the increase in the purchasing power of its consumer base, based on a weighted average of customer deposits, was a result of an average 11.0% increase in the value of its customers’ local currencies relative to the U.S. dollar. Given the timing of the acquisition of a majority interest in CrownBet, the Corporation has not yet included CrownBet customer deposits, which are primarily made in Australian dollars, in the foregoing weighted average.

To calculate revenue on a constant currency basis, the Corporation translated revenue for the current period using the prior year’s monthly average exchange rates for its local currencies other than the U.S. dollar, which the Corporation believes is a useful metric that facilitates comparison to its historical performance, mainly because the U.S. dollar is the primary currency of gameplay on the Corporation’s product offerings and the majority of the Corporation’s customers are from European Union jurisdictions.

If the Corporation had translated its total IFRS revenue for the three months ended March 31, 2018 using the constant currency exchange rates for its source currencies other than the U.S. dollar, such revenues would have been $356.9 million, which is $36.0 million lower than actual IFRS revenues during such period. As a result, excluding the impact of year-over-year changes in foreign exchange rates, such revenues for the quarter would have increased by 12.5%, as opposed to 23.8%, over the prior year period.

Expenses

Selling

The increase in selling expenses for the three months ended March 31, 2018 as compared to the prior year period was primarily the result of (i) an increase in acquisition marketing costs in connection with online poker and sportsbook operations, (ii) the inclusion of post-acquisition marketing costs in respect of CrownBet, and (iii) an increase in royalty costs in connection with online casino operations driven by the growth of casino revenues and the expansion of third-party slot and live dealer game offerings.

General and Administrative

The increase in general and administrative expenses for the three months ended March 31, 2018 as compared to the prior year period was primarily the result of (i) the inclusion of post-acquisition operating expenses in respect of CrownBet; (ii) a reversal of the impairment of the Corporation’s investment in Innova Gaming Group Inc. recognized in the prior year period, and (iii) an increase in salary expenses due to investment in headcount and lower than anticipated staff incentives payments in the prior year period.

Financial

The increase in financial expenses for the three months ended March 31, 2018 as compared to the prior year period was primarily the result of foreign exchange losses recorded in the current year period as a result of an arrangement to hedge currency risk in connection with the then-proposed increase in the Corporation’s equity interest in CrownBet from 62% to 80% and CrownBet’s acquisition of William Hill Australia. The increase was partially offset by (i) reduced accretion recorded in respect of the deferred purchase price for the Stars Interactive Group Acquisition, and (ii) reduced interest expenses following the previously disclosed Repricing (as defined below) and prepayments of the USD Second Lien Term Loan of $40 million and $75 million in August and September 2017, respectively (the “Prepayments”).

Gaming Duty

The increase in gaming duty expenses for the three months ended March 31, 2018 as compared to the prior year period was primarily the result of gaming duty on Poker, and Casino & Sportsbook revenues reflecting growth in such revenues in markets where gaming duty is applicable, such as Spain, Italy and France.

Acquisition-related Costs

The increase in acquisition-related costs for the three months ended March 31, 2018 as compared to the prior year period was primarily the result of (i) the Corporation’s acquisition of a 62% equity interest in CrownBet; (ii) preparation for the Corporation’s acquisition of an additional 18% equity interest in CrownBet and CrownBet’s acquisition of William Hill Australia, and (iii) preparation for the Corporation’s previously disclosed agreement to acquire SBG.

Foreign Exchange Impact on Expenses

The Corporation’s expenses are also impacted by currency fluctuations. Almost all its expenses are incurred in either the Euro, British Pound Sterling, U.S. dollar or Canadian dollar. There are some natural hedges as a result of customer deposits made in such currencies; however, the Corporation also enters into certain economic hedges to mitigate the impact of foreign currency fluctuations as it deems necessary. Further information on foreign currency risk can be found below in “Liquidity and Capital Resources—Market Risk—Foreign Currency Exchange Risk”.

Gain (Loss) from Investments

The increase in gains from investments for the three months ended March 31, 2018 as compared to the prior year period was primarily the result of fair value gains recognized on the Corporation’s non-current investments as a result of the Corporation’s transition to IFRS 9. See “Recent Accounting Pronouncements—New Significant Accounting Policies Adopted” below.

Income Taxes Expense

The decrease in income taxes expense for the three months ended March 31, 2018 as compared to the prior year period was primarily due to the impact of tax losses arising in CrownBet post acquisition for which deferred tax assets have been recognized at the statutory corporate income tax rate in Australia of 30%.

SUMMARY OF QUARTERLY RESULTS

The following financial data for each of the eight most recently completed quarters has been prepared in accordance with IFRS, and all such periods have been adjusted to reflect the impact of discontinued operations, as applicable. The presentation currency for each period presented below was and remains the U.S. dollar.

	For the three months ended
	Jun 30,	Sept 30,	Dec 31,	Mar 31,	Jun 30,	Sept 30,	Dec 31,	Mar 31,
$000’s, except per share amounts	2016	2016	2016	2017	2017	2017	2017	2018
Revenue	285,762	270,681	310,286	317,320	305,305	329,443	360,247	392,891
Net Earnings	22,497	12,523	45,039	65,753	70,483	75,874	47,175	74,361
Basic Net Earnings per Common Share	$ 0.16	$ 0.09	$ 0.31	$ 0.45	$ 0.48	$ 0.52	$0.32	$0.51
Diluted Net Earnings per Common Share	$ 0.12	$ 0.06	$ 0.23	$ 0.33	$ 0.35	$ 0.37	$0.23	$0.36

The year-over-year revenue increases since the second quarter of 2017 as compared to the prior year periods were primarily attributable to Casino & Sportsbook revenues resulting from the continued rollout of casino and sportsbook product offerings and the expansion of the geographical reach of such product offerings into eligible markets, in addition to the positive impact on poker revenues from the introduction of the Stars Rewards program. Prior to the third quarter of 2017, the revenue increases were also a result of the previously announced changes to the Corporation’s customer loyalty program and rake structure, in addition to adjustments to the Corporation’s multi-table tournament payout structure, including through the reinvestment of a portion of the loyalty program cost reductions and additional rake into CRM and lifecycle initiatives for recreational players.

For a discussion of trends and variances, including the impact of foreign currency fluctuations, over the three months ended March 31, 2018 and 2017, see “Selected Financial Information”, “Discussion of Operations”, “Liquidity and Capital Resources” and “Cash Flows by Activity” contained in this MD&A.

Given the nature of the Corporation’s business, including, without limitation, the extent of certain non-recurring and other costs, instead of evaluating IFRS net earnings alone, the Corporation also analyzes Adjusted EBITDA, Adjusted Cash Flow from Operations, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share to evaluate operating results and for financial and operational decision-making purposes. The Corporation believes that these measures provide useful information about its operating results and enhances the overall understanding of its past performance and future prospects, as well as its performance against peers and competitors. See “Selected Financial Information—Other Financial Information” above.

The Corporation’s results of operations can fluctuate due to seasonal trends and other factors. Historically, given the geographies where the majority of the Corporation’s customers are located, and the related climate and weather in such geographies, among other things, revenues, key metrics and customer activity have been generally higher in the first and fourth fiscal quarters than in the second and third fiscal quarters. In online sportsbook, fluctuations can also occur around applicable sports seasons with increased customer activity around notable or popular sporting events. Additionally, with respect to online sports betting, revenues from that vertical generally fluctuate in line with gross win margin (or the total customer wagers less customer winnings as a proportion of the total amount wagered). However, the impact on revenues may be mitigated by the positive or negative impact of gross win margins on customer wagering, which can fluctuate inversely with such margins. As a result, prolonged periods of high gross win margin can negatively impact customer experience, enjoyment and engagement levels thereby resulting in lower customer wagering volumes on sports betting or other gaming verticals. Conversely, while periods of low gross win margin tend to negatively impact revenues, this may be partially mitigated by increased customer wagering volume (generally referred to as recycling of winnings) due to the positive impact of customer-friendly results on customer experience, enjoyment and engagement. Further, changes to the Corporation’s Stars Rewards loyalty program impact net gaming revenue, which could also cause fluctuations. As such, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted the Corporation’s historical results will repeat in future periods as the Corporation cannot influence or forecast many of these factors.  For other factors that may cause its results to fluctuate, including, without limitation, market risks, such as foreign exchange risks, see “Overview and Outlook” above, “Liquidity and Capital Resources—Market Risk” and “Risk Factors and Uncertainties” below, and the 2017

Annual Information Form, including, without limitation, under the headings “Risk Factors and Uncertainties” and “Business of the Corporation—Seasonality and Other Factors Impacting the Business” therein.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s principal sources of liquidity are its cash generated from operations and certain other currently available funds. Currently available funds consist primarily of cash on deposit with banks and investments, which are comprised primarily of certain highly liquid, short-term investments, including money market funds. The Corporation’s working capital needs are generally minimal over the year as its current gaming business requires customers to deposit funds prior to playing or participating in its real-money product offerings. The Corporation believes that such deposits are typically converted to revenue efficiently and on a timely basis such that operating expenditures are sufficiently covered. Management also believes that investing is a key element necessary for the continued growth of the Corporation’s customer base and the future development of new and innovative product offerings. Based on the Corporation’s currently available funds, funds available from the Credit Facility (as defined and detailed below) and its ability to access the debt and equity capital markets, if necessary, management believes that the Corporation will have the cash resources necessary to satisfy current obligations and working capital needs, and fund currently planned development activities and other capital expenditures, as well as currently planned acquisitions, for at least the next 12 months. Notwithstanding, as a result of, among other things, the state of capital markets and the Corporation’s ability to access them on favorable terms, if at all, micro and macro-economic downturns, and contractions of the Corporation’s operations may influence its ability to  secure the capital resources required to satisfy current or future obligations (including, without limitation, those set forth under “Contractual Obligations” below) and fund future projects, strategic initiatives and support growth. For a description of the factors and risks that could affect the Corporation’s ability to generate sufficient amounts of cash and access the capital markets in the short- and long-terms in order to maintain the Corporation’s capacity to meet its obligations and expected growth or fund development activities, see “Risk Factors and Uncertainties” below and in the 2017 Annual Information Form.

The Corporation believes that it improved its financial condition during the three months ended March 31, 2018 by, among other things,  decreasing its leverage ratios and producing strong net cash inflows from operating activities. Subject to the completion of the previously announced acquisitions of CrownBet, William Hill Australia and SBG and the debt related thereto, the Corporation intends to improve its financial condition through its strong cash flow generation and liquidity of the combined businesses, including as a result of continuing to introduce new and innovative product offerings and pursuing expansion into new jurisdictions. For additional information regarding the Corporation’s repayment of debt, see below under “Long-Term Debt”.

For additional information regarding the Corporation’s liquidity and capital resources, see the descriptions of the Corporation’s debt as set forth below under “Credit Facility” and “Long-Term Debt” and the notes to the Q1 2018 Financial Statements, as well as the 2017 Annual Information Form. See also “Risk Factors and Uncertainties” below and in the 2017 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties—Risks Related to the Corporation’s Substantial Indebtedness”.

Market Risk

The Corporation is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

Foreign Currency Exchange Risk

The Corporation is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than the U.S. dollar. In general, the Corporation is a net receiver of currencies other than the U.S. dollar, primarily the Euro, which is the primary depositing currency of the Corporation’s customers. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, which is the primary currency of game play on the Corporation’s product offerings, have in the past reduced, and may in the future reduce, the purchasing power of the Corporation’s customers, thereby potentially negatively affecting the Corporation’s revenue and other operating results.

The Corporation has experienced and will continue to experience fluctuations in its net earnings as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. The Corporation uses derivative financial instruments for risk management purposes, not for generating trading profits, and anticipates that such instruments will mitigate some of its foreign currency risk.  As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position.  However, it is difficult to predict the effect hedging activities could have on the Corporation’s results of operations and there can be no assurance that any foreign currency exchange risks will be so mitigated or that such instruments will not result in a loss. The Corporation recognized foreign currency losses of $6.0 million and foreign exchange gains of $2.4 million in the three months ended March 31, 2018 and 2017, respectively.

For additional information on derivatives, see also notes 2 and 21 in the 2017 Annual Financial Statements and note 10 in the Q1 2018 Financial Statements. Management monitors movements in foreign exchange rates by frequently reviewing key currency exposures. The Corporation may in the future enter into additional derivatives or other financial instruments in an attempt to hedge its foreign currency exchange risk.

Interest Rate Sensitivity

The Corporation’s exposure to changes in interest rates (particularly fluctuations in LIBOR) relates primarily to interest paid on the Corporation’s long-term indebtedness, as well as the interest earned on and market value of its cash, money market funds and debt instruments held at fair value through other comprehensive income investments. The Corporation is also exposed to fair value interest rate risk with respect to its USD First Lien Term Loan (as defined below), which it attempts to mitigate by hedging through the Swap Agreements that fix the interest rate on the same. The Corporation is also exposed to cash flow interest rate risk on the unhedged elements of the First Lien Term Loans, which bear interest at variable rates.

As of the date hereof, the USD First Lien Term Loan has a LIBOR floor of 0% and as such, the interest rate cannot decrease below 3.00%. The EUR First Lien Term Loan (as defined below) has a EURIBOR floor of 0% and as such, the interest rate cannot decrease below 3.25%. Management monitors movements in the interest rates by frequently reviewing the EURIBOR and LIBOR.

The Corporation’s cash consists primarily of cash on deposit with banks and its investments consist primarily of certain highly liquid, short-term instruments, including money market funds. The Corporation’s investment policy and strategy is focused on preservation of capital and supporting its liquidity requirements, not on generating trading profits. Changes in interest rates affect the interest earned on the Corporation’s cash and investments and the market value of those investments. However, any realized gains or losses resulting from such interest rate changes would occur only if the Corporation sold the investments prior to maturity.

Liquidity Risk

The Corporation is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s banks and other lenders. The Corporation’s policy is to seek to ensure adequate funding is available from operations, established lending facilities and other sources, including the debt and equity capital markets, as required.

Contractual Obligations

The following is a summary of the Corporation’s contractual obligations as at March 31, 2018:

	Payments due by period
	Total	Less than	1-3 years	4-5 years	More than
$000's		1 year			5 years
Provisions	14,537	11,397	2,700	304	136
Long Term Debt *	2,919,903	161,832	320,795	2,437,276	—
Derivatives	137,601	7,452	130,149	—	—
Purchase Obligations	151,454	27,267	46,682	44,896	32,609
Total	3,223,495	207,948	500,326	2,482,476	32,745

* Includes principal and interest

On April 6, 2018, the Corporation completed the 2018 Amend and Extend and in connection with the same, the Corporation fully repaid the remaining $95 million outstanding on its USD Second Lien Term Loan.

Credit Facility

The Corporation obtained a first lien revolving credit facility of $100 million on August 1, 2014 in connection with the Stars Interactive Group Acquisition (the “Credit Facility”). On April 6, 2018, as part of the 2018 Amend and Extend, the Corporation increased the Credit Facility to $225 million.  Now maturing on April 6, 2023, the Credit Facility can be used to fund working capital needs and for general corporate purposes.  The interest rate under the Credit Facility is LIBOR plus 2.75% (and BBR plus 2.75% for borrowings in Australian Dollars). The margin for the Credit Facility is subject to leverage-based step-downs.  The commitment fee on the Credit Facility varies based on first lien leverage and ranges from 0.250% to 0.375%.  Borrowings under the Credit Facility are subject to the satisfaction of customary conditions, including the absence of a default and compliance with certain representations and warranties.

As at each of March 31, 2018 and 2017 and without giving effect to the 2018 Amend and Extend, the available balance under the Credit Facility was $70 million. In connection with the previously reported December 23, 2015 Commonwealth of Kentucky trial court order for damages against certain of its subsidiaries, the Corporation filed a notice of appeal to the Kentucky Court of Appeals and posted a $100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process. In connection with the posting of the bond, the Corporation delivered cash collateral in the amount of $40 million and letters of credit in the aggregate amount of $30 million, thereby reducing the availability under the Credit Facility at the end of each applicable period by the same amount. Giving effect to the 2018 Amend and Extend, availability under the Credit Facility is $195 million.

For additional information on the proceedings in Kentucky, see below under “Legal Proceedings and Regulatory Actions” and the 2017 Annual Reports, including under the heading “Legal Proceedings and Regulatory Actions” in the 2017 Annual Information Form and note 30 of the 2017 Annual Financial Statements.

Long-Term Debt

The following is a summary of long-term debt outstanding as at March 31, 2018 and December 31, 2017 (all capitalized terms used in the table below relating to such long-term debt are defined below):

	Interest rate	March 31, 2018, Principal outstanding balance in local denominated currency	March 31, 2018 Carrying amount	December 31, 2017, Principal outstanding balance in local denominated currency	December 31, 2017 Carrying amount
		000’s	$000’s	000’s	$000’s
USD First Lien Term Loan	5.19%	1,890,794	1,821,130	1,895,654	1,848,397
EUR First Lien Term Loan	3.75%	381,242	440,451	382,222	453,540
USD Second Lien Term Loan	8.69%	95,000	78,716	95,000	56,632
Total long-term debt			2,340,297		2,358,569
Current portion			24,274		4,990
Non-current portion			2,316,023		2,353,579

The decrease in outstanding long-term debt from December 31, 2017 to March 31, 2018 was primarily the result of quarterly scheduled debt principal repayments, partially offset by foreign exchange fluctuations and interest accretion. For additional information regarding the interest on the Corporation’s outstanding long-term debt, including the effective interest rates, see the Q1 2018 Financial Statements. To manage its interest rate exposure on certain of its debt, the Corporation previously entered into the Swap Agreements.

The principal repayments over the next five years of the Corporation’s long-term debt outstanding as of March 31, 2018, as adjusted for revised estimates of excess cash flow allocations to the principal repayment of the First Lien Term Loans, amount to the following:

	1 Year $000's	2 Years $000's	3 Years $000's	4 Years $000's	5 Years $000's
USD First Lien Term Loan	19,443	19,443	19,443	1,832,466	—
EUR First Lien Term Loan	4,831	4,831	4,831	455,358	—
USD Second Lien Term Loan	—	—	—	—	95,000
Total	24,274	24,274	24,274	2,287,824	95,000

First and Second Lien Term Loans

On August 1, 2014, the Corporation completed the Stars Interactive Group Acquisition, which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans. Giving effect to a previously disclosed refinancing in August 2015 (the “Refinancing”) and repricing in March 2017 (the “Repricing”), as at March 31, 2018, the first lien term loans consisted of a $1.89 billion first lien term loan priced at LIBOR plus 3.50% (the “USD First Lien Term Loan”) and a €381 million first lien term loan priced at LIBOR plus 3.75% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), with 1.00% LIBOR and 0% EURIBOR floors, respectively, and each repayable on August 1, 2021. Giving effect to the Refinancing, Repricing and Prepayments, as at March 31, 2018, the second lien term loan consisted of a $95 million loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor and repayable on August 1, 2022 (the “USD Second Lien Term Loan”).

As previously disclosed, on April 6, 2018, the Corporation completed the 2018 Amend and Extend, which included, among other things, an increase in the USD First Lien Term Loan and EUR First Lien Term Loan to $2.17 billion and €500 million, respectively, an extension of the respective maturity dates to April 6, 2025, and a decrease in pricing by 50 basis points to LIBOR plus 3.00% and EURIBOR plus 3.25%, respectively and a 0% LIBOR floor on the USD First Lien Term Loan. Starting on the last day of the first fiscal quarter ending after April 6, 2018, the USD First Lien Term Loan requires scheduled quarterly payments in amounts equal to 0.25% of the aggregate principal amount of the USD First Lien Term Loan, with the balance due at maturity. There is no amortization on the EUR First Lien Term Loan. The Corporation used $95 million of the increased First Lien Term Loans to fully repay the USD Second Lien Term Loan, and used $250 million on April 24, 2018 to complete the previously announced acquisition of an additional 18% equity interest in CrownBet and CrownBet’s acquisition of William Hill Australia. See “Overview and Outlook – Recent Corporate Developments” for additional information.

The Corporation and the lenders also amended the credit agreement for the First Lien Term Loans to, among other things, reflect the foregoing transactions and add certain operational and financial flexibility.

The agreement for the First Lien Term Loans limits Stars Group Holdings B.V. and its subsidiaries’ ability to, among other things, (i) incur additional debt, (ii) grant additional liens on its assets and equity, (iii) distribute equity interests and/or distribute any assets to third parties, (iv) make certain loans or investments (including acquisitions), (v) consolidate, merge, sell or otherwise dispose of all or substantially all assets, (vi) pay dividends on or make distributions in respect of capital stock or make restricted payments, (vii) enter into certain transactions with affiliates, (viii) change lines of business, and (ix) modify the terms of certain debt or organizational documents, in each case subject to certain exceptions.

The agreement for the First Lien Term Loans also provides for customary mandatory prepayments, including a customary excess cash flow sweep.

As described above under “—Market Risk—Interest Rate Sensitivity”, the Corporation is exposed to fluctuations in the LIBOR rate as certain of its indebtedness has variable interest rates, which could lead to increased interest charges. During the year ended December 31, 2015, a subsidiary of the Corporation entered into cross currency interest rate swap agreements (collectively, the “Swap Agreements”), designated and qualifying as cash flow hedges, to manage the interest rate exposure on the USD First Lien Term Loan. Under the Swap Agreements, the subsidiary agreed to exchange a notional principal amount of $2.07 billion of the USD First Lien Term Loan into Euro denominated fixed rate debt in order to fix future interest and principal payments in terms of the Euro, which is the subsidiary’s functional currency.  In doing so, the Corporation currently expects to mitigate the impact of changes in interest rates and the impact of foreign currency gains and losses resulting from changes in the U.S. dollar to Euro exchange rate, thereby potentially reducing the uncertainty of future cash flows. As at March 31, 2018, the fair value of the Swap Agreements represented a liability of $130.1 million. As a result of the Swap Agreements, the Corporation had interest savings of $5.3 million during the quarter. During the year ended December 31, 2017, the Corporation unwound and settled a notional principal amount of $616.54 million of the Swap Agreements for a gain of $13.90 million. As a result of this unwinding and settlement, $1.15 billion of the USD First Lien Term Loan is covered under the Swap Agreements. The remaining $666.5 million USD First Lien Term Loan is exposed to fluctuations in interest rates.

See also “Risk Factors and Uncertainties” below and in the 2017 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties—Risks Related to the Corporation’s Substantial Indebtedness”.

During the year ended December 31, 2017 and during a portion of the year ended December 31, 2016, the Corporation designated a portion of the USD First Lien Term Loan, the entire principal amount of the USD Second Lien Term Loan and its then-outstanding deferred consideration for the Stars Interactive Group Acquisition as a foreign exchange hedge of its net investment in its foreign operations.  Accordingly, the portion of the gains arising from the translation of the USD-denominated liabilities that was determined to be an effective hedge during the period was recognized in other comprehensive income and accumulated under the heading cumulative foreign currency translation reserve, counterbalancing a portion of the losses arising from translation of the Corporation’s net investment in its foreign operations.

During the three months ended March 31, 2018, there was no ineffectiveness with respect to the net investment hedge.

For the three months ended March 31, 2018, the Corporation recorded an unrealized exchange loss on translation of $19.94 million, as compared to a loss of $25.02 million for the prior year period, in the cumulative translation adjustment in reserves related to the translation of a portion of the USD First Lien Term Loan, USD Second Lien Term Loan and the deferred purchase price for the Stars Interactive Group Acquisition.

In connection with the 2018 Amend and Extend, the Corporation fully repaid the USD Second Lien Term Loan on April 6, 2018.  As of such date, the Corporation had no further obligations under or with respect to the same.

See note 31 in the 2017 Annual Financial Statements for further information in respect of financial instruments.

CASH FLOWS BY ACTIVITY

Comparison of the Three Months Ended March 31, 2018 and 2017

The table below outlines a summary of cash inflows and outflows by activity for the three months ended March 31, 2018 and 2017.

	Three Months Ended March 31,
	2018	2017
	$000's	$000's
Net cash inflows from operating activities	132,069	95,547
Net cash outflows from financing activities	(27,819)	(112,642)
Net cash outflows from investing activities	(103,837)	(2,915)

Cash Inflows from Operating Activities

The Corporation generated cash inflows from operating activities for the three months ended March 31, 2018 and 2017. The Corporation’s cash inflows from operating activities increased for the three months ended March 31, 2018 as compared to the prior year period primarily as a result of an increase in net earnings generated from the underlying operations of the Corporation and a decrease in withdrawals of customer deposits relative to the prior year period.

Cash Outflows from Financing Activities

During the three months ended March 31, 2018, the primary expenditure affecting cash outflows from financing activities was the repayment of long-term debt interest and principal related to the First Lien Term Loans and the repayment of interest on the USD Second Lien Term Loan. During the three months ended March 31, 2017, the primary expenditures affecting cash outflows from financing activities were (i) the payment of $75 million on the deferred purchase price for the Stars Interactive Group Acquisition in January 2017, (ii) the repayment of long-term debt interest and principal related to the First Lien Term Loans and the USD Second Lien Term Loan, (iii) the settlement of an investment margin account previously utilized to acquire strategic investments in 2014, and (iv) the payment of certain transaction costs in connection with the Repricing. These expenditures were partially offset by a gain on settlement of certain derivatives.

Cash Inflows from Investing Activities

During the three months ended March 31, 2018, the Corporation’s cash outflows from investing activities were primarily driven by (i) payment for the acquisition of a 62% equity interest in CrownBet, and (ii) capital expenditures, primarily consisting of investments in online poker, casino and sportsbook development. During the three months ended March 31, 2017, the Corporation’s cash outflows from investing activities were primarily driven by (i) capital expenditures, primarily consisting of investments in online poker, casino and sportsbook development, and (ii) the settlement of certain minimum revenue guarantees in connection with the Corporation’s divestiture of certain former B2B assets, in each case partially offset by the inflows of cash from the sale of investments.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For a description of the Corporation’s significant accounting policies, critical accounting estimates and judgments, and related information, see note 2 to the Q1 2018 Financial Statements and 2017 Annual Financial Statements. Other than as set forth below, there have been no changes to the Corporation’s significant accounting policies or critical accounting estimates or judgments during the three months ended March 31, 2018.

Change in Critical Accounting Estimates

During the three months ended March 31, 2018, there were no changes to the Corporation’s critical accounting estimates or judgments other then those detailed below.

Valuation of Acquired Intangible Assets

Acquisitions may result in the recognition of software technology, customer relationships, partnership agreements and brands. These are valued using various valuation methodologies, such as market, income and cost methods. In applying these methodologies, certain key judgements and assumptions are made by management. Key judgements and assumptions include, but are not limited to, estimating future cash flows, selecting discount rates and selecting valuation methodologies. These estimates and assumptions are highly subjective and the ability to realize the future cash flows used in fair value calculations may be affected by changes in economic condition, economic performance or business strategies. For further information regarding the valuation of acquired intangible assets as it relates to the CrownBet acquisition, see note 8 in the Q1 2018 Financial Statements.

RECENT ACCOUNTING PRONOUNCEMENTS

New Significant Accounting Policies Adopted

IFRS 9, Financial Instruments

The Corporation has applied IFRS 9, Financial Instruments retrospectively from January 1, 2018. In accordance with the practical expedients permitted under the standard, comparative information for 2017 has not been restated.

For further information regarding the impact of IFRS 9, see note 16 in the Q1 2018 Financial Statements.

Financial Assets

Financial assets are initially recognized at fair value and from January 1, 2018 are classified into one of the following measurement categories:

•	Those to be measured subsequently at fair value, either through profit or loss or other comprehensive income; or
•	Those to be measured at amortized cost.

The classification depends on the Corporation’s business model for managing the financial assets and the contractual terms of the cash flows. Except in very limited circumstances, the classification may not be changed subsequent to initial recognition. The Corporation only reclassifies debt instruments when its business model for managing those assets changes.

For assets measured at fair value, gains and losses are recorded in profit or loss or other comprehensive income. For investments in debt instruments, the classification depends on the business model and the contractual terms of the respective cash flows for which the investment is held. For investments in equity instruments that are not held for trading, the classification depends on whether the Corporation has made an irrevocable election at the time of initial recognition to account for the equity instruments at fair value through other comprehensive income.

At initial recognition, the Corporation measures a financial asset at its fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Debt instruments

Subsequent measurement of debt instruments depends on the Corporation’s business model for managing the asset and the cash flow characteristics of that asset. There are three measurement categories into which the Corporation classifies its debt instruments:

•

Amortized cost: assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is recognized using the effective interest rate method.

•

Fair value through other comprehensive income (“FVOCI”): assets that are held for collection of contractual cash flows and for sale, where the cash flows represent solely payments of principal and interest are measured at FVOCI. Movements in the carrying amount are recorded in other comprehensive income, with impairment gains or losses, interest revenue and foreign exchange gains and losses recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is recognized using the effective interest rate method.

•

Fair value through profit or loss (“FVTPL”): assets that do not meet the criteria for classification as amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt instrument that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in profit or loss and presented in the unaudited interim condensed consolidated statements of earnings.

Equity instruments

The Corporation subsequently measures all equity instruments at fair value. Where the Corporation’s management elects to present fair value gains and losses on equity instruments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of those instruments. Dividends from such instruments continue to be recognized in profit or loss when the Corporation’s right to receive payment is established.

Changes in the fair value of financial assets at FVTPL are recognized in the unaudited interim condensed consolidated statements of earnings.

Impairment

At the end of each reporting period, the Corporation assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The Corporation applies the simplified approach permitted by IFRS 9 for trade receivables and other financial assets held at amortized cost, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

The impairment provision recorded in respect of debt instruments carried at FVOCI is determined at 12-months expected credit losses on the basis that the Corporation considers these instruments as low risk.

The forward-looking element is derived from comparison of current and projected macro-economic indicators covering primary markets in which the Corporation operates.

Financial Liabilities

Debt modification

The Corporation may pursue amendments to its credit agreements based on, among other things, prevailing market conditions. Such amendments, when completed, are considered by the Corporation to be debt modifications. The accounting treatment of debt modifications is contingent upon whether the modified terms are substantially different than the previous terms. The terms of an amended debt agreement are considered substantially different when the discounted present value of the cash flows under the new terms, discounted using the original effective interest rate, are at least ten percent different from the discounted present value of the remaining cash flows of the original debt. If the modification is considered substantially different, the transaction is accounted for as an extinguishment of the original debt instrument, which is derecognized and replaced by the amended debt instrument, with any costs or fees incurred on the original debt instrument recognized as part of the gain or loss on extinguishment. If the modification is not considered substantially different, an adjustment to the carrying amount of the original debt instrument is recorded, which is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

Derivatives

The Corporation uses derivative instruments for risk management purposes and does not use derivative instruments for speculative trading purposes. All derivatives are recorded at fair value in the unaudited interim condensed consolidated statements of financial position. For derivatives not designated as hedging instruments, the re-measurement of those derivatives each period is recognized in the unaudited interim condensed consolidated statements of earnings.

Derivatives are measured at fair value using pricing and valuation models whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources.

As permitted by IFRS 9, the Corporation has elected to continue to apply the hedge accounting requirements of IAS 39 rather than the new requirements of IFRS 9.

IFRS 15, Revenues from Contracts with Customers

The Corporation has applied IFRS 15, Revenues from Contracts with Customers from January 1, 2018. As permitted, the Corporation has applied the standard using the modified retrospective approach, whereby the cumulative impact of adoption is recognized in opening retained earnings. Comparative information for 2017 has not been restated.

The adoption of IFRS 15 did not have a material impact on the timing and amount of revenue recognized by the Corporation.

For further information regarding the impact of IFRS 15, see note 16 in the Q1 2018 Financial Statements.

New Accounting Pronouncements – Not Yet Effective

For a list of the new and revised accounting standards under IFRS that the Corporation has not yet applied, see the 2017 Annual Financial Statements. Subject to full analysis the Corporation does not currently expect that the adoption of such new and revised standards will have a material impact on the financial statements of The Stars Group in future periods, except as noted below:

IFRS 16, Leases

The IASB recently issued IFRS 16 to replace IAS 17, Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

The Corporation intends to adopt IFRS 16 from its effective date of January 1, 2019. The Corporation is currently evaluating the impact of this standard and does not anticipate applying it prior to its effective date.

OFF BALANCE SHEET ARRANGEMENTS

As at March 31, 2018, the Corporation had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Corporation’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

OUTSTANDING SHARE DATA

As at May 8, 2018
Common Shares issued and outstanding	152,009,440
Common Shares issuable upon conversion of 1,138,978 Preferred Shares	60,117,636
Common Shares issuable upon exercise of options	5,842,508
Common Shares issuable upon exercise of warrants	4,000,000
Common Shares issuable upon settlement of other equity-based awards	706,290
Total Common Shares on a fully-diluted basis	222,675,874

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, there were no material changes or updates to the Corporation’s material legal proceedings or regulatory actions during the three months ended March 31, 2018. For additional information regarding the Corporation’s material legal proceedings and regulatory actions, see the 2017 Annual Reports, particularly under the heading “Legal Proceedings and Regulatory Actions” in the 2017 Annual Information Form and note 30 to the 2017 Annual Financial Statements.

Kentucky Proceeding

For information regarding the previously reported proceeding in Kentucky, see above under “Liquidity and Capital Resources—Credit Facility”, the 2017 Annual Information Form, including under the heading “Legal Proceedings and Regulatory Actions” therein, and note 30 to the 2017 Annual Financial Statements.

The AMF Investigation and Foreign Payments Matter

For information regarding the previously reported AMF investigation and related matters and foreign payments matter, see below and the 2017 Annual Information Form, including under the headings “Legal Proceedings and Regulatory Actions—AMF Investigation and Related Matters”, “Legal Proceedings and Regulatory Actions—Foreign Payments Matter” and “Risk Factors and Uncertainties—The Corporation is subject to various laws relating to trade, export controls, and foreign corrupt practices, the violation of which could adversely affect its operations, reputation, business, prospects, operating results and financial condition”.

As previously disclosed, during its internal investigation with respect to the AMF matters, the Board became aware in 2016 of certain information which led it to undertake a review of whether the Corporation or any of its subsidiaries or personnel had made improper payments, directly or through external consultants, to governmental officials in certain jurisdictions outside of Canada and the United States.  The information which came to light as a result of the investigation into the AMF matters related to some of the Corporation’s historic business activities that primarily occurred prior to the Stars Interactive Group Acquisition.

The Board, with the involvement of external counsel, is continuing to review these matters.  This review includes reviewing historic and current operations, reviewing the Corporation’s use of external consultants in foreign markets, and revising internal policies and procedures.  As previously disclosed, as a result of this review, the Corporation voluntarily contacted the Royal Canadian Mounted Police (“RCMP”) in Canada and the Department of Justice and Securities Exchange Commission in the United States in 2016.  These authorities are investigating these matters and the Corporation continues to cooperate with the same, including, without limitation, by cooperating with the RCMP regarding matters related to the search warrant previously executed at the Corporation’s former Pointe-Claire, Quebec office, responding to information requests, and voluntarily providing records and information.  As a result of this continuing review, additional information could become known in the future.

Class Actions

For information regarding the previously reported class action lawsuits, see the 2017 Annual Information Form.

DISCLOSURE CONTROLS AND PROCEDURES AND

INTERNAL CONTROL OVER FINANCIAL REPORTING

The applicable rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators require The Stars Group’s certifying officers, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to establish and maintain disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as those terms are defined in such rules. In compliance with these rules, the Corporation has filed applicable certifications signed by the CEO and the CFO that, among other things, report on the design of each of DC&P and ICFR.

Disclosure Controls and Procedures

The CEO and CFO have designed DC&P, or have caused them to be designed under their supervision, to provide reasonable assurance that:

•	material information relating to the Corporation is made known to them by others, particularly during the period in which the annual and interim filings are being prepared; and
•

information required to be disclosed in the annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.

Internal Control Over Financial Reporting

The CEO and CFO have designed ICFR, or have caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Corporation’s accounting and reporting standards.

Changes to Internal Control Over Financial Reporting

There has been no change in the Corporation’s ICFR that occurred during the three months ended March 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR.

Limitations on Effectiveness of DC&P and ICFR

In designing and evaluating DC&P and ICFR, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.  In addition, the design of DC&P and ICFR must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. See also “Risk Factors and Uncertainties—Risks Related to the Corporation’s Business—If the Corporation’s internal controls are ineffective, its operating results and market confidence in its reported financial information could be adversely affected” in the 2017 Annual Information Form.

For the three months ended March 31, 2018, the Corporation limited its design of DC&P and ICFR to exclude controls, polices and procedures of CrownBet, which is a business that a subsidiary of the Corporation acquired a 62% equity interest in not more than 365 days before the end of the first quarter of 2018. See “Overview and Outlook – Recent Corporate Developments” for additional information. CrownBet’s revenues, net earnings, total assets and total liabilities that are included in the Corporation’s unaudited interim consolidated financial statements but that were excluded from management’s assessment represent 2.8%, -3.1%, 0.1% and 0.2%  respectively, of the unaudited interim consolidated financial statement amounts as of and for the three months ended March 31, 2018.

RISK FACTORS AND UNCERTAINTIES

Certain factors may have a material adverse effect on the Corporation’s business, financial condition and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A, the Q1 2018 Financial Statements, the 2017 Annual Reports, particularly under the heading “Risk Factors and Uncertainties” in the 2017 Annual Information Form, and in other filings that the Corporation has made and may make in the future with applicable securities authorities, including those available on SEDAR at www.sedar.com, EDGAR at www.sec.gov or The Stars Group’s website at www.starsgroup.com. The risks and uncertainties described herein and therein are not the only ones the Corporation may face. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently believes are not material, may also become important factors that could adversely affect the Corporation’s business. If any of such risks actually occur, the Corporation’s business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of the Common Shares (or the value of any other securities of the Corporation) could decline, and the Corporation’s securityholders could lose part or all of their investment.

FURTHER INFORMATION

Additional information relating to The Stars Group and its business, including, without limitation, the Q1 2018 Financial Statements, the 2017 Annual Reports and other filings that The Stars Group has made and may make in the future with applicable securities authorities, may be found on or through SEDAR at www.sedar.com, EDGAR at www.sec.gov or The Stars Group’s website at www.starsgroup.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of The Stars Group securities and securities authorized for issuance under equity compensation plans, is also contained in the Corporation’s most recent management information circular for the most recent annual meeting of shareholders of the Corporation.

In addition to press releases, securities filings and public conference calls and webcasts, The Stars Group intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group’s press releases, securities filings, and public conference calls and webcasts. This list may be updated from time to time.

Toronto, Ontario
May 10, 2018

(Signed) “Brian Kyle”

_____________________

Brian Kyle
Chief Financial Officer